EXHIBIT 11

                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
                (In thousands, except Earnings per Common Share)

                                 June 30, 1997             June 30, 1996
                              --------------------      -------------------

Net income                            $   657                  $   241

Average Shares outstanding              1,479                    1,479

Earnings per Common Share             $  0.44                  $  0.16